 "

Meridian Gold Inc.

9670 Gateway Drive, Suite 200

Reno, Nevada 89521

Phone:  (775) 850-3777

Fax:

 (775) 850-3733

MERIDIAN GOLD REPORTS FOURTH QUARTER 2002 RESULTS

(All dollar amounts in U.S. currency)

February 24, 2003

Highlights

•

El Peñón gold production of 78,000 ounces at a cash cost of $48 per ounce

•

Net income for the quarter of $10.7 million, or $0.11 per share

•

Year to date net income of $41.5 million, or $0.48 per share

•

Unhedged realized gold prices increased 11% to $329 per ounce

•

Cash balances grow by 10% to $135.7 million during the quarter

•

Profitability remains strong at 31% of sales revenue

•

El Peñón pours its millionth ounce on February 20, 2003

El Peñón Continues to Generate Superior Earnings and Cash Flow

Operating income increased 8% to $12.8 million mainly as a result of higher gold prices.  The Company was able to capitalize on these rising gold prices because it remains 100% unhedged.

As a result of strong cash flows from the El Peñón project, cash balances grew 10% to $135.7 million.

Meridian produced a total of 107,400 ounces of gold at a cash cost of $93 per ounce during the quarter.  As expected, El Peñón continued to generate strong cash flows by producing 78,000 ounces of gold at a cash cost of $48 per ounce.  The Company’s net income remains strong with return on sales of 31%.

Exploration spending of $3.5 million was expensed.  Considerable exploration efforts were undertaken at our new project Esquel in Argentina, El Peñón in Chile, La Silla in Mexico, and the Los Pircos project in Peru.

Management’s Discussion and Analysis

The following discussion is limited to matters that, in the opinion of the Company, are material.

4th Quarter 2002 versus 4th Quarter 2001

Meridian reported net income of $10.7 million for the fourth quarter of 2002, or $0.11 per share, versus $12.3 million, or $0.16 per share for the fourth quarter of 2001, which represents a 13% decrease in net income, reflecting higher tax expenses recognized in the fourth quarter of 2002.  The lower fourth quarter 2002 earnings per share is primarily the result of the additional 22 million shares issued for the Brancote transaction.  Sales revenue increased $2.7 million, or 8% over the fourth quarter of the prior year reflecting higher realized gold prices.  The average realized gold price was $329 per ounce versus $297 per ounce in the prior year’s comparable period, an increase of 11%.

While quarterly production totaled 107,413 ounces of gold, 107,824 ounces were sold and realized in the financial statements.  Gold ounces sold were 6% less than the fourth quarter of 2001 reflecting decreased production at El Peñón due to a few days during the quarter when the plant was down for scheduled maintenance.

Operating margins remained stable compared to the fourth quarter of 2001.  Higher costs realized at Jerritt Canyon and maintenance at the mill were offset by the higher average realized gold price during fourth quarter 2002.

The Company reported a $2.6 million tax expense for the fourth quarter of 2002 vs. $0.1 million for the prior year.  The Company has reflected a 20% overall effective tax rate during the quarter.

Full Year 2002 versus Full Year 2001

Revenues increased 16% over the prior year, to $133.6 million from $115.4 million.  This increase reflects a higher realized gold price ($315 per ounce in 2002 versus $283 per ounce in 2001).  During 2002, cash costs per ounce increased slightly from $83 to $87, which is due to higher mining costs at Jerritt Canyon.  This also caused a 2% increase in total production costs per ounce this year over last, from $138 to $141 this year.  Net income for the period of $41.5 million is 7% higher than $38.7 million for last year due mainly to rising gold prices.  Cash provided by operating activities for the year of $71 million, versus $70 million last year, is higher due to increased net income.

Meridian reported a $13.3 million tax expense in 2002, compared to $2.9 million for the corresponding period of 2001.  This increase is represented by the tax provision of a 25% overall effective tax rate for 2002.

Liquidity and Capital Resources

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves.  Cash provided by operating activities was $71.1 million in 2002, 2% higher than $70.0 million in 2001 primarily reflecting higher net income.  At December 31, 2002, cash and cash equivalents totaled $135.7 million, versus $97.3 million as of December 31, 2001, representing a 39% increase.  Capital expenditures for the year were $37.5 million, primarily a result of the Brancote acquisition, and development capital at El Peñón and Jerritt Canyon.

Expected cash requirements for operations for 2003 include $17.6 million for planned capital expenditures primarily directed toward additional underground development of the El Peñón and Jerritt Canyon mines.  In addition, Meridian expects to invest $100 million in the Esquel project over the next two years.  Underground development at the El Peñón mine includes continued development at the Diablada and Vista Norte zones.  Exploration spending for 2003 is expected to be approximately $12 million.  The Company will fund all of these requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required.  The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Peñón

During the fourth quarter, the mine produced 78,333 ounces of gold and 1.0 million ounces of silver at a cash cost of $48 per gold ounce versus 88,342 ounces of gold and 1.4 million ounces of silver at a cash cost of $37 per gold ounce during the equivalent period in 2001.  Total production costs including depreciation, depletion, amortization, and reclamation were $103 per gold ounce.  For the twelfth consecutive quarter, the mill processed ore at excellent throughput and recovery rates.  The fourth quarter average mill grade was 15.8 g/tonne gold and 220 g/tonne silver versus 16.2 g/tonne gold and 272 g/tonne silver in the fourth quarter of 2001.

Stockpile levels at the end of the year were 152,000 tonnes.  During 2002, 679,000 tonnes were mined from open-pit and underground operations, with 582,000 tonnes coming from underground (at grades of 18g/tonne), 57,000 tonnes coming from open-pit (a grades of 10 g/tonne), and the remainder consisting of internal waste ore from underground operations).

Lower grades for this quarter were expected and factored into the mine plan, which includes production sourced from the lower grade open pit mine at Orito Norte.  However, year-over-year, gold grades increased 7% due to improvements made in drill and blast design, including a reduction in the size of a blast.  Gold recovery improved to 96%, slightly higher than the 95% recovery in the fourth quarter of last year.  Silver recoveries improved to 92% from 91% for the corresponding timeframe.  This improvement is the result of the installation of a fifth leach tank allowing in increase in retention time from 24 to 36 hours.

Jerritt Canyon

During the fourth quarter, Meridian's share (30%) of Jerritt Canyon production was 26,843 ounces of gold at a cash cost of $223 per gold ounce versus 23,069 ounces at cash costs of $252 per gold ounce for the fourth quarter of last year.   Cash costs have decreased considerably over the fourth quarter of the prior year, primarily as a result of extremely wet weather experienced in December 2001, which lowered mill throughput to 3,400 tons per day versus the usual 4,000 tons per day.  Ore grades averaged 8.6 grams/tonne gold.

Esquel

Information concerning the technical aspects and environmental safeguards of the project has been made available to the public.  The Esquel project meets or exceeds Argentine mining standards, which have been designed to meet World Bank standards.  North American environmental design by Vector Engineering, Inc. of Grass Valley, California and process enhancements by Fluor-Signet of Perth, Western Australia will ensure that the Esquel project will perform at these high standards.

During the fourth quarter, Meridian completed the Argentine equivalent of an Environmental Impact Study (EIS) and submitted it to the provincial regulatory authorities of the Chubut Province.  This review is expected to be completed during the second quarter of 2003.  Engineering work on the facilities and mine planning continues toward final design and costs.

The project continues to be a focus of the region as both supporters and opponents of the project express their opinions.  Presently, a mandatory, but non-binding vote on the project will occur in the City of Esquel, while an earlier City Council Ordinance proposal to ban cyanide was vetoed.

Opponents of the project challenged the Company’s legal rights to continue exploration under Provincial permits in the local courts.  The local judge has issued a “cease and desist ruling” on exploration, which was immediately appealed by the Provincial Authorities to the Supreme Court of the Province of Chubut, in addition to a local appeal filed by Meridian.  This higher court lifted the “cease and desist ruling” and will review the case.  Meridian believes the judge exceeded his authority on a Provincial legal issue and that all proper and legal environmental permits had been obtained by the Company prior to commencing its work.

During the end of February the Federal Governmental Authorities have started a process inviting the United Nations Educational, Scientific and Cultural Organization (UNESCO) representatives and the Office of the Bishop of Comodoro Rivadavia to assist the dialog between Meridian Gold and the opponents to the Esquel project.

Meridian Gold and the provincial agencies are continuing to move forward with the technical reviews on the Argentine equivalent of an Environment Impact Statement.  The Company’s open-pit mine and gold extraction facility will be technologically sophisticated and environmentally sensitive to meet all the standards required by Argentine regulations in the Mining Code

Exploration work is focused primarily on earlier identified reserves and resources for completion of project feasibility work.  Initial results are encouraging.

Exploration Report

Mexico

La Silla is an exploration project we are drilling in the Sinaloa Province.  The geology is that of a lower volcanic group andesite typical of the Sierra Madre, with rhyolite dikes and banded-rhyolite intrusives.  The main vein has been faulted in several places to create two major veins, the Quila and the Encima vein zone.   Phase II drilling at the La Silla project commenced on December 3, and is approximately 33% complete.  This phase will include a total of 38 holes over 4,800 meters.  At the end of the fourth quarter, 11 holes totaling 1,661 meters had been drilled in the Quila, Mina Grande, Encima, Guerra and El Oro vein targets.

To date, our best hole on the project was about 1 meter of 98 g/tonne gold.

Peru

Los Pircos

Meridian is earning a 51% ownership of this project in Peru from Compañia de Minas Buenaventura SAA by spending $2.7 million in exploration.  Meridian may purchase an additional 14% by paying Buenaventura another $1 million.  On October 5, 2002, Meridian became the operator of this project.

The Los Pircos property, which is located about 100 kilometers north of Trujillo in Peru, includes at least 9 veins tracing about 20 kilometers along the surface.   Last quarter, Meridian presented the drill results of the first 6 holes which were very encouraging, with bonanza grade gold and silver values.  During the fourth quarter, an additional 11 holes have been drilled.  The results of all drill holes define an area, 150 meters in length and at least 150 meters in depth, that has three subparallel veins with average interpreted true widths of 1.0 to 1.8 meters.  The remaining drill results identified additional narrow veins that need further definition.  In November, the drill program for the year was completed as the rainy season commenced.

El Peñón

During the quarter, we completed a drift to the Diablada zone, and we continued development in Vista Norte.  In the local targets exploration program, seven different areas were recognized, and targets of highest interest were identified in the Martillo Flat and Pampa Campamento areas.  The early results of the Martillo Flat drilling suggest the existence of three separate, subparallel vein structures.

2003 Outlook

For the coming year, Meridian expects to produce about 320,000 ounces of gold from El Peñón at a cash cost of less than $55 per ounce.  Processed tonnes will be 730,000 tonnes at an average grade of 14.7g/tonnes, sourced by 70% from underground, 23% from open-pit, and 7% from stockpile.

Meridian expects to produce 90,000 ounces from Jerritt Canyon at a cash cost of $270 per ounce.

During first quarter of 2003, Meridian will continue the exploration program in Argentina and finalize the feasibility study on the Esquel mine.  Fixed costs including exploration and corporate G&A will be similar levels to 2002.

4th Quarter Conference Call

Meridian is hosting a simultaneous live webcast of its conference call on Tuesday, February 25, 2002, at 12:00p.m. ET through www.viavid.com.  If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link.  There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website.  You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to logon to the webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce sold at spot prices, not the quantity of ounces produced.  Meridian Gold Inc. has a total of 99.0 million common shares trading on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at, or contact:

Wayne M. Hubert

Tel:  (800) 572-4519

Investor Relations

Fax: (775) 850-3733

Meridian Gold Inc.

E-mail: wayne.hubert@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statement of Operations
(Unaudited and in US$ millions, except per share data)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2002	2001	2002	2001

Sales	$34.6	$31.9	$133.6	$115.4
Costs and Expenses
Cost of Sales	9.9	8.5	37.9	34.4
Depreciation, depletion & amortization	5.5	5.4	22.8	22.5
Reclamation	0.2	0.2	0.8	0.8
Exploration costs	3.5	3.3	10.7	12.3
Selling, general and administrative	2.3	2.3	7.5	7.3
Other expenses/(income)	0.4	0.3	1.1	0.2
Total costs and expenses	21.8	20.0	80.8	77.5

Operating income	12.8	11.9	52.8	37.9

Interest income	0.4	0.5	1.8	1.8

Gain on Sale of Fixed Assets	0.1	-	0.2	1.9

Tax Benefit (expense)	(2.6)	(0.1)	(13.3)	(2.9)

Net income	$10.7	$12.3	$41.5	$38.7

Income per common share	$0.11	$0.16	$0.48	$0.52

Number of common shares used in earnings	99.0	75.8	86.7	75.1
per share computations (millions)
See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Operating Data (Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2002	2001	2002	2001

El Peñón Mine

Gold Production	78,333	88,342	328,061	318,012
Silver Production	1,040,521	1,419,316	5,077,198	4,751,758
Tonnes ore mined (thousands)	181	169	640	707
Mill tonnes processed (thousands)	161	178	688	715
Avg. mill gold ore grade (grams/tonne)	15.8	16.2	15.6	14.6
Avg. mill silver ore grade (grams/tonne)	220	272	253	232
Mill gold recovery	96%	95%	95%	94%
Mill silver recovery	92%	91%	91%	89%

Cash cost of production/ ounce	$ 48	$ 37	$ 35	$ 43
Total production cost/ ounce	$ 103	$ 80	$ 84	$ 94

Jerritt Canyon Joint Venture

Gold production (Meridian Gold's 30% share)	26,843	23,069	99,632	98,042
Tonnes ore mined (100%, thousands)	279	280	1,029	898
Mill tonnes processed (100%, thousands)	364	307	1,331	1,333
Avg. mill ore grade (grams/tonne)	8.6	8.9	8.8	8.7
Mill recovery	89%	88%	88%	88%

Cash cost of production/ ounce	$ 223	$ 252	$ 257	$ 218
Total production cost/ ounce	$ 299	$ 327	$ 331	$ 285

Beartrack Mine

Gold production - heap leach	2,237	6,088	8,653	18,531
Gold production with cash costs	-	-	-	-

Cash cost of production/ ounce	$ -	$ -	$ -	$ -
Total production cost/ ounce	$ -	$ -	$ -	$ -

Company Totals

Ounces of gold produced	107,413	117,499	436,346	434,585
Ounces of gold sold	107,824	114,373	436,363	430,533
Avg. realized price/ ounce	$ 329	$ 297	$ 315	$ 283
Cash cost of production/ ounce	$ 93	$ 80	$ 87	$ 83
Total cost of production/ ounce	$ 153	$ 128	$ 141	$ 138

Note: Cash and total cost per gold ounce are net of silver by-product credits

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Unaudited and in US$ millions)

	December	December 31
	2002	2001

Assets
Current Assets
Cash and cash equivalents	$121.8	$97.3
Restricted cash	13.9	-
Total cash and cash equivalents	135.7	97.3

Trade & other receivables	3.6	1.7
Inventories	5.9	7.3
Deferred tax asset	3.4	14.9
Other current assets	1.6	1.5
Total current assets	$150.2	$122.7

Property, plant and equipment, net	549.3	93.5
Deferred charges	1.9	0
Other assets	1.9	1.3

Total Assets	$703.3	$217.5

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable, trade & other	$7.3	$5.2
Accrued and other liabilities	14.8	22.8
Total current liabilities	$22.1	$28.0

Deferred tax liability	159.1	6.5
Other long-term liabilities	28.9	35.8
Shareholders' equity	493.2	147.2

Total liabilities and shareholders' equity	$703.3	$217.5

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Quarterly Comparative Statements of Retained Earnings
(Unaudited and in US$ millions)

	December 31	December 31
	2002	2001

Retained earnings at the beginning of period	$66.7	$28.0
Net Income	$41.5	$38.7

Retained earnings at the end of period	$108.2	$66.7

Meridian Gold Inc.
Consolidated Condensed Statement of Cash Flows
(Unaudited and in US$ millions)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2002	2001	2002	2001

Net Income (loss)	$10.7	$12.3	$41.5	$38.7

Provision for depreciation, depletion and amortization	6.2	5.4	22.8	22.5
Gain on sale of assets, net	(0.1)	0.1	(0.2)	(1.9)
Stock compensation expense	0.2	0.4	1.7	1.4
Changes in current assets and liabilities, net	-	0.1	1.0	9.3
Deferred taxes and other, net	5.4	-	4.3	-
Net cash provided by operating activities	22.4	18.3	71.1	70.0

Cash flow from investing activities

Capital spending	(7.4)	(4.7)	(37.5)	(24.7)
Proceeds from sale of assets	-		-	2.0
Net cash used in investing activities	(7.4)	(4.7)	(37.5)	(22.7)

Cash flow from financing activities
Repayment of long-term borrowings	-		-	(18.0)
Deposit of restricted funds for collateral	(3.3)		(13.8)
Proceeds from sale of common stock	0.6	0.2	4.8	4.8
Net cash used in financing activities	(2.7)	0.2	(9.0)	(13.2)

Increase in cash and cash equivalents	12.3	13.8	24.6	34.1

Cash and cash equivalents, beginning of period	123.4	83.5	97.3	63.2

Cash and cash equivalents, end of period	121.9	97.3	121.9	97.3
Restricted cash, end of period	13.8	-	13.8	-

Total cash and cash equivalents, end of period	$ 135.7	$ 97.3	$ 135.7	$ 97.3

Meridian Gold, Inc.

Notes to Consolidated Condensed Interim Financial Statements

1.

Basis of Presentation

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements.  The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002 as certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.

Hedging

During the fourth quarter, the company recognized $485,000 in sales of deferred revenue on closed gold hedge contracts in the accompanying Consolidated Statement of Operations.  This hedging was required by loan agreements.

3.

Recognition of deferred tax credit from IMDI acquisition

During 2002, the Company recognized the remaining tax benefit from the IMDI acquisition.  This results in an effective tax rate of 19% on Chilean income, and an overall effective tax rate on book earnings of 25%.  In accordance with accounting guidance concerning intraperiod tax allocations, the Company will recorded tax expense based on these expected rates throughout the year.

4.

Acquisition

On July 3, 2002, the Company announced a wholly unconditional share purchase offer for Brancote Holdings Plc. (Brancote), a London listed company on the AIM (Alternative Investment Market).  In accordance with the terms of the agreement, the Company purchased all the outstanding shares of Brancote in a share for share exchange wherein each shareholder of record of Brancote Holdings Plc received .1886 common shares of Meridian Gold Inc. in exchange for each common share of Brancote.  The balance sheet and results from operations have been consolidated effective July 3, 2002.  The allocation of the purchase price, based on consideration paid, is summarized as follows:

December 31, 2002 in millions
Net assets acquired:
Cash	$0.4
Receivables	0.9
Deferred tax asset	5.9
PP&E, net	453.4
Current liabilities	(1.0)
Deferred income taxes	(148.5)
Minority interest	(1.0)
Total Consideration	$310.1

The acquisition of Brancote has been accounted for under the purchase method of accounting, and as such, the fair value of the consideration given by Meridian was allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the time of purchase.  The total consideration includes the value of the 22.0 million shares of common stock issued, which was calculated using a thirty-day average prior to the date of announcement (April 3, 2002), and was valued at $13.56 using the stock price on the day prior to the date of announcement, plus total transaction costs.  Further review of the purchase accounting and the devaluation of the Argentinian peso resulted in an additional deferred tax liability of $52.4 million being recognized in the fourth quarter.  For further information please see Meridian’s F-4 filing with the SEC on April 19, 2002.

5.

Restricted cash

At December 31, 2002, the Company had $13.8 million classified as restricted cash.  This represents funds on deposit that has been pledged as backing for letters of credit issued for reclamation bonding.

6.

Stock-Based Compensation

The Company utilizes a fair value method of accounting for employee stock options and similar equity instruments.  This method permits an entity to choose to recognize compensation expense by adopting the fair value method of accounting or continue to measure compensation costs using the intrinsic value methods.  The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method.  Stock options granted to non-employees under the Company’s Stock Option Plans are accounted for under the fair value method.  Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net income and net income per common share would have been the pro forma amounts indicated in the following table:

	Quarter Ended December 31, 2002	Fiscal Year Ended December 31, 2002
	(In millions)	(In millions)
Net income - as reported	$ 10.7	$ 41.5
Compensation expense – current period option grants	(.1)	(.2)
Net income - pro forma	$ 10.6	$ 41.3
Net income per common share - as reported	$ .11	$ .48
Net income per common share – pro forma	$ .11	$ .48

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for the quarter and fiscal year ended December 31, 2002:

Expected volatility	59.5%
Expected dividend yield	0.0%
Risk free interest rate, average	2.3%
Expected life of options granted	5 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended	Pro Forma Compensation
September 30,	Expense
(In millions)
2002	$ 0.2
2003	0.6
2004	0.6
2005	0.4